March 15, 2024


Steven Orbuch
Chairman and Chief Executive Officer
Sculptor Diversified Real Estate Income Trust, Inc.
9 West 57th Street, 40th Floor
New York, NY 10019


       Re: Sculptor Diversified Real Estate Income Trust, Inc. Amended Registration Statement on Form 10
               Filed August 15, 2023
               File No. 000-56566

Dear Steven Orbuch:

         We received your letter dated January 24, 2024, which you provided in response to our letter dated December 8, 2023 in connection with the review of your Form 10 filed July 5, 2023 and a post-effective amendment to that Form 10 filed September 13, 2023. Given your significant asset concentration due to triple-net lease arrangements with subsidiaries of Sevita as well as guarantee agreements by Sevita, we continue to believe that the financial statements of
Sevita are necessary for an adequate presentation of your financial condition. Based on the information you provided in your letters and pursuant to our authority in Rule 8-01(e) of
Regulation S-X, we require that you amend your Form 10 to include audited financial statements of Sevita as of and for the year ended December 31, 2022. If you have any questions regarding this letter, please call me at (202) 551-3782.


                                                             Sincerely,

                                                             /s/ Jessica
Barberich

                                                             Jessica Barberich
                                                             Associate Chief
Accountant

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.